SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2010

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item
1	English translation of letter to the Buenos Aires Stock Exchange, dated July 26, 2010, regarding “Accounting data as of June 30, 2010”

Item 1

Telefónica de Argentina S.A.

Buenos Aires, July 26, 2010

To
BOLSA DE COMERCIO DE BUENOS AIRES [Buenos Aires Stock Exchange]

Ref.: Relevant Fact Notice
Accounting data as of June 30, 2010

Dear Sir,

Telefónica de Argentina S.A. (“the “Company”) is writing to you in order to inform that, for inclusion in the consolidated accounting data of our indirect controlling company, Telefónica S.A., organized in the Kingdom of Spain, the Company’s Board, in the meeting of July 26, 2010, approved in advance certain unaudited accounting data contained in the following summary balance sheet, statement of income and statement of changes in the shareholders’ equity as of June 30, 2010 and for the six-month period completed thereon.

The amounts are denominated in millions of Argentine pesos according to the rules approved by the Comisión Nacional de Valores (the Argentine National Securities Commission).

Prior to August 5, 2010, the Company’s Board will approve the complete financial statements as of June 30, 2010 and for the six-month period completed thereon according to section 1, Chapter 23 of Resolution No. 368/01 of the Comisión Nacional de Valores.

Therefore, the final results and balance sheet will cover events following the date of approval of said complete financial statements. The Company does not assume any obligation to update the data included herein due to events occurring following the date hereof and until the accounting data is approved as per the above paragraph.

Unaudited Summary Balance Sheet	June 30, 2010

Assets
Current Assets	1,909
Non-Current Assets	4,871
Total Assets	6,780

Liabilities
Current Liabilities	2,763
Non-Current Liabilities	1,339
Net Liabilities for Discontinued Business	7
Total Liabilities	4,109
Total Shareholders’ Equity	2,671
Total Liabilities and Shareholders’ Equity	6,780

Telefónica de Argentina S.A.

Unaudited Summary Statement of Income	June 30, 2010

Net Sale Income	3,031
Operating, Administrative and Selling Expenses	(2,453)
Other Net Expenses	(86)
Financial Performance -Net	(130)
Net Profit of Period Before Income Tax	362
Income Tax	(122)
Net Profit of Period	240

Telefónica de Argentina S.A.

Statement of Changes in Shareholders' Equity

	Owners’ Contribution				Accrued Results
	Capital Stock
	Par value	Integral capital stock adjustment	Total	Legal reserve	Reserve for future dividend	Retained earnings	Total

Balances as of December 31, 2009	698	1,209	1,907	382	249	378	2,916
Allocation of retained earnings as resolved by the General Regular and Special Class A and Class B Meetings of Shareholders dated April 21, 2010	-	-	-		378	-378	-
Resolution of the Company’s Board for cash dividend payment dated May 6, 2010					-485		-485
Net profit of six-month period ended as of June 30, 2010	-	-	-	-	-	240	240
Balances as of June 30, 2010	698	1,209	1,907	382	142	240	2,671

Telefónica de Argentina S.A.

Yours sincerely,

/s/ Pablo Llauró Pablo Llauró Attorney	/s/ Alvaro I. Parisi Alvaro I. Parisi Chief Accounting and Administration Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	July 27, 2010	By:	/s/ Mariano Javier Rodríguez
			Name:	Mariano Javier Rodríguez
			Title:	Assistant General Counsel